# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### October 2, 2020

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### GreenSky, Inc.

### File No. 333-224505 - CF#35531

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GreenSky, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 27, 2018, as amended.

Based on representations by GreenSky, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.8 | through December 31, 2030 |
| Exhibit 10.9 | through December 31, 2030 |
| Exhibit 10.17 | through January 1, 2031 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support